

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2021

WINNIPEG, CANADA – (November 22, 2021) Medicure Inc. (**"Medicure"** or the **"Company"**) (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended September 30, 2021.

Quarter Ended September 30, 2021 Highlights:

- Recorded total net revenue from the sale of products of $4.9 million during the quarter ended September 30, 2021 compared to $3.5 million for the quarter ended September 30, 2020;

- Recorded total net revenue from the sale of AGGRASTAT® of $2.9 million during the quarter ended September 30, 2021 compared to $3.4 million for the quarter ended September 30, 2020;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended September 30, 2021 was $282,000 compared to adjusted EBITDA of $4,000 for the quarter ended September 30, 2020;

- Net loss for the quarter ended September 30, 2021 was $946,000 compared to a net loss of $1.05 Million for the quarter ended September 30, 2020

Financial Results

Net revenues for the three months ended September 30, 2021 were $4.9 million compared to $3.5 million for the three months ended September 30, 2020. Net revenues from AGGRASTAT® for the three months ended September 30, 2021 were $2.9 million compared to $3.4 million for the three months ended September 30, 2020. ZYPITAMAG® contributed $388,000 for the three months ended September 30, 2021, compared to $105,000 for the three months ended September 30, 2020. Marley Drug™, which was acquired in December 2020, contributed $1.64 million for the three months ended September 30, 2021.

Net revenues for the nine months ended September 30, 2021 were $14.9 million compared to $9.2 million for the nine months ended September 30, 2020. Net revenues from AGGRASTAT® for the nine months ended September 30, 2021 were $8.3 million compared to $8.7 million for the nine months ended September 30, 2020. ZYPITAMAG® contributed $941,000 for the nine months ended September 30, 2021 compared to $371,000 for the nine months ended September 30,

2020. Marley Drug™ contributed $5.62 million for the nine months ended September 30, 2021. Additionally, SNP contributed $66,000, during the nine months ended September 30, 2021, compared to $53,000 for the nine months ended September 30, 2020.

The volume of AGGRASTAT® sold in Q3, 2021 was consistent with demand in Q3, 2020. The Company continues to show strong patient market share with AGGRASTAT®, and demand from hospitals, driven by the Company's sales and marketing team. There was an increase in demand for ZYPITAMAG®, which was facilitated by sale through Marley Drug™ and the Company expects growth in ZYPITAMAG® revenues going forward. Marley Drug™ sales remain consistent, and the Company expects growth in sales as marketing is expanded.

Adjusted EBITDA for Q3, 2021 was $282,000 compared to $4,000 for Q3, 2020. The increase in adjusted EBITDA for Q3, 2021 is the result of changes in research and development spending and the recovery of a liability associated with PREXXARTAN®.

Adjusted EBITDA for the nine months ended September 30, 2021 was $471,000 compared to negative $1.02 million for the nine months ended September 30, 2020. The improvement in adjusted EBITDA for the nine months ended September 30, 2020 is the result of lower selling and research and development expenses and increasing revenues with Marley Drug™ and ZYPITAMAG® sales and the recovery of a liability associated with PREXXARTAN®.

Net loss for the three months ended September 30, 2021 was $946,000 or $0.09 per share compared to net loss of $1.05 Million or $0.10 per share for the three months ended September 30, 2020.

Net loss for the nine months ended September 30, 2021 was $2.6 million or $0.26 per share compared to $2.5 million or $0.23 per share for the nine months ended September 30, 2020. The loss per share increased due to a reduced share count due to the NCIB that took place during 2020.

At September 30, 2021, the Company had unrestricted cash totaling $3.3 million up from the $2.7 million of unrestricted cash held as of December 31, 2020. Cash flows from operating activities for the nine months ended September 30, 2021 totaled $1.82 million compared to cash flows used in operating activities of $1.05 million for the nine months ended September 30, 2020.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and nine months ended September 30, 2021 and 2020 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q3 2021 Results

Call date: Tuesday, November 23, 2021

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug™ is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

For more information, please contact:
David Gurvey
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2020.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Note	September 30, 2021	December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents		$ 3,303	$ 2,716
Restricted Cash		1,030	1,394
Accounts receivable	3	4,735	5,253
Inventories	4	3,947	5,139
Prepaid expenses		881	1,174
Total current assets		13,896	15,676
Non-current assets:			
Property, plant and equipment		1,698	1,640
Intangible assets	5	11,536	13,596
Goodwill		2,988	2,986
Other assets		57	156
Total non-current assets		16,279	18,378
Total assets		$ 30,175	$ 34,054
Liabilities and Equity			
Current liabilities:			
Accounts payable and accrued liabilities		$ 6,177	$ 6,979
Current portion of royalty obligation	6	253	362
Current portion of acquisition payable	5	637	637
Holdback Payable	12	1,142	1,876
Current Portion of Contingent Consideration	12	2,103	1,925
Income taxes payable		164	164
Current portion of lease obligation		369	367
Total current liabilities		10,845	12,310
Non-current liabilities			
Royalty obligation	6	142	335
Acquisition payable	5	1,216	1,132
Contingent Consideration	12	56	51
Lease obligation		868	1,080
Total non-current liabilities		2,282	2,598
Total liabilities		13,127	14,908
Equity:			
Share capital	7(b)	80,915	80,917
Contributed surplus		10,480	10,294
Accumulated other comprehensive income		(6,145)	(6,497)
Deficit		(68,202)	(65,568)
Total Equity		17,048	19,146
Total liabilities and equity		$ 30,175	$ 34,054

Commitments and contingencies   ***9(a) & 9(d)***

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Note	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Revenue, net		$ 4,919	$ 3,549	$ 14,941	$ 9,235
Cost of goods sold	4 & 5	2,037	1,363	6,011	4,381
Gross profit		**2,882**	2,186	**8,930**	4,854
Expenses					
Selling	9	2,601	923	7,904	3,963
General and administrative	9	538	1,264	1,694	2,834
Research and development	9	468	737	1,754	1,693
		3,607	2,924	11,352	8,490
Other Income:					
Recovery of expenses	9(a)			(491)	-
Finance (income) costs:					
Finance (income) expense, net	7	40	99	278	(208)
Foreign exchange (gain) loss, net		226	210	401	(936)
		266	309	188	(1,144)
Net loss before income taxes		$ (991)	$ (1,047)	$ (2,610)	$ (2,492)
Income tax recovery					
Current		45	-	(24)	-
Net loss		$ (946)	$ (1,047)	$ (2,634)	$ (2,492)
Other comprehensive income (loss):					
Item that may be reclassified to profit or loss					
Exchange differences on translation of foreign subsidiaries		(688)	(272)	352	(39)
Other comprehensive income (loss), net of tax		(688)	(272)	352	(39)
Comprehensive loss		$ (1,634)	$ (1,319)	$ (2,282)	$ (2,531)
Loss per share					
Basic	7(d)	$ (0.09)	$ (0.10)	$ (0.26)	$ (0.23)
Diluted	7(d)	$ (0.09)	$ (0.10)	$ (0.26)	$ (0.23)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the nine months ended September 30	Note	2021	2020
Cash (used in) provided by:			
Operating activities:			
Net loss for the period		$ (2,634)	$ (2,492)
Adjustments for:			
Amortization of property, plant and equipment		283	224
Amortization of intangible assets	5	2,371	1,838
Share-based compensation	7(c)	186	239
Write-down of inventories	4	-	311
Finance income, net		278	(208)
Unrealized foreign exchange (gain) loss		278	(476)
Change in the following:			
Accounts receivable		529	4,022
Inventories		1,192	(185)
Other Assets		87	-
Prepaid expenses		293	622
Accounts payable and accrued liabilities		(802)	(4,589)
Interest received, net		55	26
Income taxes paid			(57)
Royalties paid	6	(297)	(326)
Cash flows from (used in) operating activities		**1,819**	**(1,051)**
Investing activities:			
Acquisition of property, plant and equipment		(326)	-
Acquisition of intangible assets	5	(297)	-
Cash flows used in investing activities		**(623)**	**-**
Financing activities:			
Purchase of common shares under normal course issuer bid	7(b)	(2)	(154)
Repayment of lease liability		(235)	-
Payment of Holdback	12	(372)	-
Cash flows used in financing activities		**(609)**	**(154)**
Foreign exchange gain on cash held in foreign currency		-	111
(Decrease) increase in cash and cash equivalents		587	(1,094)
Cash and cash equivalents, beginning of period		2,716	12,965
Cash and cash equivalents, end of period		**$ 3,303**	**$ 11,871**